February 8, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandra Hunter Berkheimer and David Lin

Re:	Bakkt Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-271361)
Acceleration Request
	Requested Date:	Friday, February 9, 2024
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bakkt Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling J. Matthew Lyons at (512) 338-5411.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

BAKKT HOLDINGS, INC.

/s/ Gavin Michael
Gavin Michael
Chief Executive Officer

Enclosures

cc (w/o enclosures):	Marc D’Annunzio, Bakkt Holdings, Inc.
Paul Simmons, Bakkt Holdings, Inc.

J. Matthew Lyons, Wilson Sonsini Goodrich & Rosati, P.C.
Austin March, Wilson Sonsini Goodrich & Rosati, P.C.